Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

October 12, 2023

CONFIDENTIAL TREATMENT REQUESTED BY INVESCO GALAXY BITCOIN ETF

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Crypto Assets

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Galaxy Bitcoin ETF

Amendment No. 1 to Registration Statement on Form S-1

Filed September 21, 2021

File No. 333-255175

Dear Mses. Tillan, Miller and Cheng and Mr. Dobbie:

On behalf of Invesco Galaxy Bitcoin ETF (the “Trust”) and Invesco Capital Management LLC (the “Sponsor” or “Invesco”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by e-mail on September 29, 2023 in connection with Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on September 21, 2021. The below responses are reflected, to the extent applicable, in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement expected to be filed on or about October 12, 2023. The following sets forth the Staff’s comments and the Fund’s responses thereto.

This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. The portions of this letter for which confidential treatment are sought are marked as [Redacted – Confidential Treatment Requested]. A separate unredacted version of this letter has been delivered to the Staff.

General

1.

Staff Comment: Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

Response: The Trust acknowledges the staff’s comment.

2.	Staff Comment: We note that your registration statement includes a number of blanks or omitted information, including, for example, your listing exchange, Bitcoin Custodian,

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

initial Authorized Participant, other services providers, descriptions of material contracts and exhibits. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Response: Pre-Effective Amendment No. 2 will identify the listing exchange (Cboe BZX), Bitcoin Custodian (Coinbase Custody Trust Company, LLC), the Administrator and Transfer Agent (the Bank of New York Mellon), and the Trustee (Delaware Trust Company), and will provide additional information missing from Pre-Effective Amendment No.1. The Trust intends to provide any remaining omitted information in Pre-Effective Amendment No. 3.

The Trust confirms its understanding that the staff will need sufficient time to review this information and may have additional comments at that time.

3.

Staff Comment: We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

Response: The Trust confirms that it has reviewed the December 2022 staff letter and has provided or updated disclosure to the extent applicable. For example, the Trust has updated the disclosures relating to Sample Comments No. 2 (through the discussion of the bankruptcies of FTX, BlockFi and Genesis), No. 3 (through disclosure of recent action against the Bitcoin Custodian and its potential effects on the Trust) and No. 11 (through additions to the “Regulatory Risk” factor discussing statements of federal banking agencies and Congressional subcommittees, as well as recent comments from SEC staff), in addition to other updates discussed throughout this response letter.

Additionally, many of the sample comments are already addressed in existing disclosure within the Registration Statement or are not relevant to the Trust. For example, Sample Comment No. 1 (addressed in “Risk Factors – Market and Volatility Risk” and “Bitcoin and the Bitcoin Market – Volatility of Bitcoin”), No. 4 (addressed in “Custody of the Trust’s Assets”) and No. 8 (addressed in “Risks Related to the Trust and the Shares – Shareholders may be adversely affected by creation or redemption orders that are subject to postponement, suspension or rejection under certain circumstances”) were previously addressed; whereas Sample Comment No. 5 (the Trust has not yet experienced any redemptions or withdrawals), No. 6 (the Trust does not pledge held crypto assets to serve as collateral), and No. 7 (the Trust has no plan to issue crypto assets) are inapplicable.

Risk Factors, page 10

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

4.	Staff Comment: Please revise to enhance and update your discussion of the risks related to bitcoin and the Bitcoin network, including, for example:

•	The risk of price volatility from other parts of the crypto asset market; and

•	The risk of a “51% attack” on the Bitcoin network.

Response: The Trust confirms that it has enhanced and updated discussions relating to bitcoin and the Bitcoin network, including, among other things:

•

The disclosure surrounding the risk of price volatility from other parts of the crypto asset market has been expanded, including through discussion of the effects on Bitcoin of the FTX, BlockFi and Genesis bankruptcy filings as well as the collapse of Silicon Valley Bank and other crypto-related banks and businesses. For example:

•

Risk Factors – Risks Related to Bitcoin – Market and Volatility Risk: Extreme volatility may persist and the value of the Shares may significantly decline in the future without recovery. The digital asset markets may still be experiencing a bubble or may experience a bubble again in the future. For example, in the first half of 2022, each of Celsius Network, Voyager Digital Ltd., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset exchanges by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. In addition, several other entities in the digital asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC (“Genesis”). In response to these events (collectively, the “2022 Events”), the digital asset markets have experienced extreme price volatility and other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset markets. These events have also negatively impacted the liquidity of the digital asset markets as certain entities affiliated with FTX engaged in significant trading activity. If the liquidity of the digital

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

asset markets continues to be negatively impacted by these or similar events, digital asset prices, including bitcoin, may continue to experience significant volatility or price declines and confidence in the digital asset markets may be further undermined.

•

Risk Factors – Regulatory Risk: For example, the events of 2022, including among others the bankruptcy filings of FTX and its subsidiaries, Three Arrows Capital, Celsius Network, Voyager Digital, Genesis, BlockFi and others, and other developments in the digital asset markets, have resulted in calls for heightened scrutiny and regulation of the digital asset industry, with a specific focus on intermediaries such as digital asset exchanges, platforms, and custodians. Federal and state legislatures and regulatory agencies may introduce and enact new laws and regulations to regulate crypto asset intermediaries, such as digital asset exchanges and custodians. The March 2023 collapses of Silicon Valley Bank, Silvergate Bank, and Signature Bank, which in some cases provided services to the digital assets industry, or similar future events, may amplify and/or accelerate these trends.

•	The disclosure relating to the risk of a 51% attack on the Bitcoin network has been expanded, including through discussion of the 2019 Bitcoin Cash and 2020 Ethereum Classic 51% attacks. For example:

•

Risk Factors – Cybersecurity Risks Related to Bitcoin: In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, the fact that such coordinated activity was able to occur may negatively impact perceptions of the Bitcoin Cash network. Furthermore, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic network. The attacks resulted in reorganizations of the Ethereum Classic blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of $5.0 million and $1.0 million.

5.

Staff Comment: Please discuss in your risk factors the extent to which material aspects of the business and operations of bitcoin trading platforms are not regulated. For example, please address the fact that bitcoin trading platforms are not subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. Also discuss the risks of fraud, manipulation, front-running, wash-trading, security failures or operational problems at bitcoin trading platforms.

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

Response: The Trust confirms that it has enhanced and updated disclosures relating to the fact that bitcoin trading platforms are not subject to regulation in a manner similar to regulated trading platforms, including the following:

•

Risk Factors – Regulatory Risk: On January 3, 2023, the federal banking agencies issued a joint statement on crypto-asset risks to banking organizations following events which exposed vulnerabilities in the crypto-asset sector, including the risk of fraud and scams, legal uncertainties, significant volatility, and contagion risk. Although banking organizations are not prohibited from crypto-asset related activities, the agencies have expressed significant safety and soundness concerns with business models that are concentrated in crypto-asset related activities or have concentrated exposures to the crypto-asset sector.

•

Risk Factors – Risks Related to the Markets and Service Ecosystems for Bitcoin: Venues through which bitcoin trades are relatively new. Bitcoin trading venues are generally subject to different regulatory requirements than venues for trading more traditional assets, and may be subject to limited or no regulation, especially outside the U.S. Furthermore, many such trading venues, including exchanges and over-the-counter trading venues, do not provide the public with significant information regarding their ownership structure, management teams, corporate practices or regulatory compliance. Bitcoin trading venues may impose daily, weekly, monthly or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of bitcoin for fiat currency difficult or impossible. Participation in bitcoin trading on some venues requires users to take on credit risk by transferring digital assets from a personal account to a third party’s account, which could discourage trading on those venues.

•

Over the past several years, a number of bitcoin exchanges have been closed due to fraud, failure or security breaches. In many of these instances, the customers of such exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller trading venues are less likely to have the infrastructure and capitalization that make larger trading venues more stable, larger trading venues are more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems). For example, in 2014, the largest bitcoin exchange at the time, Mt. Gox, filed for bankruptcy in Japan amid reports the exchange lost up to 850,000 bitcoin, valued then at over $450 million.

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

•

As another example, in January 2015, Bitstamp announced that approximately 19,000 bitcoin had been stolen from its operational or “hot” wallets. In August 2016, it was reported that almost 120,000 bitcoin worth around $78 million were stolen from Bitfinex, a large bitcoin exchange. The value of bitcoin immediately decreased by more than 10% following reports of the theft at Bitfinex. In addition, in December 2017, Yapian, the operator of Seoul-based digital asset exchange Youbit, suspended digital asset trading and filed for bankruptcy following a hack that resulted in a loss of 17% of Yapian’s assets. Following the hack, Youbit users were allowed to withdraw approximately 75% of the digital assets in their exchange accounts, with any potential further distributions to be made following Yapian’s pending bankruptcy proceedings. In January 2018, Japan-based exchange Coincheck reported that over $500 million worth of the digital asset NEM had been lost due to hacking attacks, resulting in significant decreases in the prices of bitcoin, ether and other digital assets as the market grew increasingly concerned about the security of digital assets. Following South Korean-based exchange Coinrail’s announcement in early June 2018 about a hacking incident, the price of bitcoin and ether dropped more than 10%. In September 2018, Japan-based exchange Zaif announced that approximately $60 million worth of digital assets, including bitcoin, was stolen due to hacking activities. In May 2019, one of the world’s largest digital asset exchanges, Binance, was hacked, resulting in losses of approximately $40 million. Further, in November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset exchanges by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. Around the same time, there were reports that approximately $300-600 million of digital assets were removed from FTX and the full facts remain unknown, including whether such removal was the result of a hack, theft, insider activity, or other improper behavior.

•

Bitcoin trading venues that are regulated typically must comply with minimum net worth, cybersecurity, and anti-money laundering requirements, but are not typically required to protect customers to the same extent as regulated securities exchanges or futures exchanges.

•	Some academics and market observers have put forth evidence to support claims that manipulative trading activity has occurred on certain

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

bitcoin exchanges. For example, in a 2017 paper titled “Price Manipulation in the Bitcoin Ecosystem” sponsored by the Interdisciplinary Cyber Research Center at Tel Aviv University, a group of researchers used publicly available trading data, as well as leaked transaction data from a 2014 Mt. Gox security breach, to identify and analyze the impact of “suspicious trading activity” on Mt. Gox between February and November 2013, which, according to the authors, caused the price of bitcoin to increase from around $150 to more than $1,000 over a two-month period. In August 2017, it was reported that a trader or group of traders nicknamed “Spoofy” was placing large orders on Bitfinex without actually executing them, presumably in order to influence other investors into buying or selling by creating a false appearance that greater demand existed in the market. In December 2017, an anonymous blogger (publishing under the pseudonym Bitfinex’d) cited publicly available trading data to support his or her claim that a trading bot nicknamed “Picasso” was pursuing a paint-the-tape-style manipulation strategy by buying and selling bitcoin and bitcoin cash between affiliated accounts in order to create the appearance of substantial trading activity and thereby influence the price of such assets.

•

Furthermore, many bitcoin trading venues lack certain safeguards put in place by exchanges for more traditional assets to enhance the stability of trading on the exchanges and prevent “flash crashes,” such as limit-down circuit breakers. As a result, the prices of bitcoin on trading venues may be subject to larger and/or more frequent sudden declines than assets traded on more traditional exchanges. The lack of certain safeguards also may permit “front-running” (trading by other persons ahead of the Trust with the intention of obtaining better results than the Trust). Such trading could occur in the event that an individual associated with a trading venue uses information regarding the Trust’s trading activity to the detriment of the Trust. In addition, the lack of trading safeguards may permit “wash-trading” (sales of bitcoin by the Trust for a loss followed by repurchases of bitcoin that, under IRS rules, may prevent the Trust from claiming a tax loss on the sale of bitcoin).

•

Operational problems or failures by bitcoin trading venues and fluctuations in bitcoin prices may reduce confidence in these venues or in bitcoin generally, which could adversely affect the price of bitcoin and therefore adversely affect an investment in the Shares.

•

Risk Factors – Risks Related to the Trust and the Shares: The Trust also is subject to the risk of loss as a result of other services provided by the Sponsor and other service providers, including pricing, administrative, accounting, tax, legal, custody, transfer agency and other services, including trading venues. Operational risk includes the possibility of loss caused by inadequate procedures and controls, human error and

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

cyber attacks, disruptions and failures affecting, or by, a service provider.

•

Bitcoin is extremely volatile, and concerns exist about the stability and reliability of many trading venues where bitcoin trades. In a highly volatile market, or if one or more trading venues supporting the bitcoin market face an issue, it could be extremely challenging for any Authorized Participants to provide continuous liquidity in the Shares. There can be no guarantee that the Sponsor will be able to find an Authorized Participant to actively and continuously support the Trust.

•

The trading for spot bitcoin occurs on multiple domestic and foreign trading venues that have various levels and types of regulation, but are not regulated in the same manner as traditional stock and bond exchanges. If these trading venues do not operate smoothly or face technical, security or regulatory issues, that could impact the ability of Authorized Participants to make markets in the Shares. In such an event, trading in the Shares could occur at a material premium or discount to the NAV.

•

Risks Related to the Benchmark: Pricing sources used by the Benchmark are digital asset spot markets that facilitate the buying and selling of bitcoin and other digital assets. Although many pricing sources refer to themselves as “exchanges,” they are not registered with, or supervised by, the SEC or CFTC and do not meet the regulatory standards of a national securities exchange or designated contract market. For these reasons, among others, purchases and sales of bitcoin may be subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. These circumstances could affect the price of bitcoin used in Benchmark calculations and, therefore, could affect the bitcoin price as reflected by the Index.

Risks Related to the Trust and the Shares

The Sponsor and its affiliates are subject to conflicts of interest, page 32

6.

Staff Comment: Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

Response: The Trust confirms that the Registration Statement contains disclosures relating to existing and potential conflicts of interest between the Sponsor and its affiliates and the Trust, including the following:

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

The Sponsor and its affiliates and their respective officers, directors and employees and other related parties engage in a broad spectrum of activities and may expand the range of services that they provide over time. The Sponsor and its related parties will generally not be restricted in the scope of their business or in the performance of any such services (whether now offered or undertaken in the future), even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. In the ordinary course of their business activities, the Sponsor and its related parties may engage in activities where the interests of the Sponsor and its related parties or the interests of their clients conflict with the interests of the Trust. Certain employees of the Sponsor also have responsibilities relating to the business of one or more related parties. These employees are not restricted in the amount of time that may be allocated to the business activities of the Sponsor’s related parties, and the allocation of such employees’ time between the Sponsor and its related parties may change over time.

The Sponsor and its related parties are responsible for managing other accounts in addition to the services that they provide to the Trust, including other accounts of the Sponsor or its affiliates. Other accounts may include, without limitation, private or SEC-registered funds, separately managed accounts, offshore funds or accounts, or investments owned by the Sponsor or its affiliates. Management of other accounts in addition to services provided to the Trust can present certain conflicts of interest. The other accounts might have similar or different investment objectives or strategies as the Trust, or otherwise hold, purchase or sell investments that are eligible to be held, purchased or sold by the Trust, or may take positions that are opposite in direction from those taken by the Trust.

The Sponsor may devote unequal time and attention to the management of different accounts. As a result, the Sponsor may not be able to fulfill its obligations to the Trust as might be the case if it were to devote substantially more attention to the management of a single account. The effects of this potential conflict may be more pronounced where accounts overseen by the Sponsor have different investment strategies.

A conflict of interest arises where the financial or other benefits available to the Sponsor or its related parties differ among the accounts that it manages. Where the structure of the Sponsor’s or its related party’s fee differs among accounts (such as where certain accounts pay higher management fees or a performance or incentive fee), the Sponsor might be motivated to help certain accounts over others. In addition, the Sponsor might be motivated to favor accounts in which it has an interest and/or its related parties have interests. Similarly, the desire to maintain or raise assets under management or to enhance the Sponsor’s or its related parties’ performance record or to derive other rewards, financial or otherwise, could

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

influence the Sponsor to give preferential treatment to those accounts that could most significantly benefit the Sponsor.

The Trust’s service providers (including its Administrator, auditor and legal counsel) may provide services to other pooled investment vehicles with similar investment strategies and objectives and, accordingly, may have conflicts of interest. The Trust’s Sponsor and other service providers and their principals, employees or affiliates may invest or trade in digital assets for their own accounts, which activities may conflict or compete with the Trust.

The Sponsor or its related parties may purchase Shares from the Trust from time to time, and may hold a material position in the Trust. The Trust will not receive any of the proceeds from the resale by the Sponsor or its affiliates of these Shares, and the sale of such Shares may impact the price at which you may be able to sell your Shares. The Sponsor and its related parties reserve the right, subject to compliance with applicable law, to sell into the market or redeem in Creation Baskets through an Authorized Participant at any time some or all of the Shares of the Trust acquired for their own accounts. The Sponsor or its related parties face conflicting interests in determining whether, when and in what amount to sell or redeem Shares of the Trust. The Sponsor and its related parties are under no obligation to consider the effect of redemptions on the Fund and other Shareholders in deciding whether to sell or redeem their Shares.

The Sponsor is responsible for selecting and engaging the Trust’s service providers, including the Benchmark Provider. To the extent that the Sponsor has other commercial arrangements with the service providers, the Sponsor may face conflicts of interest with respect to its oversight and supervision of the service providers. Further, the Sponsor’s fee is payable based on the value of the Shares, the Sponsor may face potential conflicts of interest with respect to the Benchmark Provider’s valuation of Shares.

[Redacted – Confidential Treatment Requested]

The Trust, page 41

7.

Staff Comment: Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Response: The Trust has updated the relevant disclosures to address the referenced topics, including the following disclosure:

[Redacted – Confidential Treatment Requested]

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

In addition, the Trust will compete with direct investments in bitcoin, bitcoin futures-based products, other digital assets and other potential financial vehicles, possibly including securities backed by or linked to digital assets and other investment vehicles that focus on other digital assets. Market and financial conditions, and other conditions beyond the Trust’s control, may make it more attractive to invest directly or in other vehicles, which could adversely affect the performance of the Trust.

Description of the Bloomberg Galaxy Bitcoin Index Construction and Maintenance, page 42

8.	Staff Comment: Please revise your disclosure to address the following in your disclosure regarding the Index:

•	Identify the Pricing Sources and include a table with market share and volume information for each Pricing Source comprising the Index used to calculate CFIX;

•	Disclose the extent to which the Sponsor has discretion to select a different index;

•	Disclose whether the Sponsor will notify investors of changes to the Pricing Sources used to calculate the Index, and, if so, how the Sponsor will notify the investor of such changes; and

•	Describe the material terms of the licensing agreement and file the agreement as a material contract.

Response: [Redacted – Confidential Treatment Requested]

Lukka Prime provides an estimated fair market value for bitcoin, in a manner that aligns with U.S. GAAP and IFRS accounting guidelines regarding fair market value measurements. In this regard, Lukka Prime seeks to identify a “principal market” for bitcoin, by evaluating eligible bitcoin exchanges across a variety of different criteria, including the exchanges’ oversight and governance frameworks, microstructure efficiency, trading volume, data transparency and data integrity. As of December 2022, the following exchanges are considered by Lukka to be eligible exchanges for Lukka Prime : Binance, Bitfinex, Bitflyer, Bittrex, Bitstamp, Coinbase, Crypto.com, Gemini, HitBTC, Huobi, Kraken, KuCoin, OKEx, Poloniex (collectively, “Pricing Sources”). Lukka reviews exchanges eligible for inclusion in Lukka Prime quarterly. In determining which exchanges to include, Lukka evaluates each exchange using proprietary ratings criteria. Lukka periodically reassesses the exchanges eligible for Lukka Prime, and makes adjustments as needed.

In determining the value of bitcoin, Lukka Prime applies a five-step weighting process for identifying the principal exchange for bitcoin and the last price on that exchange. A Base Exchange Score (“BES”) that takes into account the criteria above is assigned to each eligible exchange in order to select the most appropriate primary exchange and then an executed exchange price is determined at 4:00 p.m. ET.

Step 1: Assign each exchange for Bitcoin and U.S. Dollars a BES reflecting static exchange characteristics such as oversight, microstructure and technology.

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

Step 2: Adjust the BES based on the relative monthly volume each exchange services. This new score is the Volume Adjusted Score (“VAS”).

Step 3: Decay the adjusted score based on the time passed since last trade on exchange, assessing the level of activity in the market by considering the frequency (volume) of trades. The decay factor reflects the time since the last trade on the exchange. This is the final Decayed Volume Adjusted Score (DVAS), which reflects freshness of data by tracking most recent trades.

Step 4: Rank the exchanges by the DVAS score and designate the highest-ranking exchange as the Principal Market for that point in time – the principal market is the exchange with highest DVAS.

Step 5: An executed exchange price is used to represent fair market value at 4:00 p.m. ET.

Calculation of NAV, page 45

9.

Staff Comment: Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

Response: [Redacted – Confidential Treatment Requested]

In addition, the Trust will disclose the Trust’s policies to address the potential for a crypto asset’s blockchain to diverge into different paths (i.e., a “fork”) and airdrops. For example, the Trust’s general policy regarding forks and airdrops is addressed under “Bitcoin and the Bitcoin Market – Forks and Air Drops,” and “the Trust does not expect to take any Incidental Rights or IR Virtual Currency it may hold or to which it may be entitled into account for purposes of determining the Trust’s net asset value and the NAV.”

With respect to the methodology to be used to calculate NAV, Pre-Effective Amendment No. 2 will provide:

The Shares are valued on a daily basis based on the value of the Benchmark as of 4:00 p.m. ET. The Sponsor believes that use of the Benchmark mitigates against idiosyncratic exchange risk, as the failure of any individual Pricing Source will not materially impact pricing for the Trust. It also allows the Administrator to calculate the NAV in a manner that significantly deters manipulation.

As discussed, the fact that the NAV is based on data from multiple exchanges makes manipulation more difficult in a well-arbitraged and fractured market, as a malicious actor would need to manipulate multiple exchanges simultaneously to impact the NAV.

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

The Trust’s NAV is an amount denominated in U.S. dollars and is not utilized in determining the number of Shares that an Authorized Participant will receive in creating Shares, or the number of bitcoin that an Authorized Participant will receive in redeeming Shares, as those transactions are effected in-kind in bitcoins based on the Trust’s bitcoin holdings per Share. See “Creation and Redemption of Shares.” The Trust’s NAV is calculated by:

•	taking the current market value of its bitcoin (calculated by reference to the Benchmark price) and any other assets;

•	subtracting any liabilities (including accrued by unpaid expenses); and

•	dividing that total by the total number of outstanding Shares.

The Administrator calculates the NAV of the Trust once each Business Day. The end-of-day Benchmark price is calculated using the execution price of Bitcoin on the principal market selected by the Benchmark Provider as of 4:00 p.m. ET. However, NAVs are not officially struck until later in the day (often by 5:30 p.m. ET and almost always by 8:00 p.m. ET). The daily valuation process will be overseen by the Sponsor’s Valuation Team. The pause between 4:00 p.m. ET and 5:30 p.m. ET (or later) provides the Sponsor’s Valuation Team an opportunity to algorithmically detect, flag, investigate, and address unusual pricing should it occur.

The bitcoin markets are generally open on days when U.S. markets are closed, which means that the value of the bitcoin owned by the Trust could change on days when Shares cannot be bought or sold.

Custody of the Trust’s Assets, page 51

10.	Staff Comment: Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:

•	Describe the material terms of your agreement with the Bitcoin Custodian;

•	Describe whether your assets custodied by the Bitcoin Custodian will be commingled with assets of other customers, and the geographic location where the private keys will be stored;

•	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and

•	Disclose whether and to what extent the Bitcoin Custodian carries insurance for any losses of the bitcoin that it custodies for you.

Response: The Trust has revised its disclosure in the section titled “Custody of the Trust’s Assets” to address the staff’s comment to describe the material terms of the Bitcoin Custody Agreement.

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

The disclosure has been revised as marked below (added language shown in blue underlined text and deleted language shown in red strikethrough):

The Trust has entered into an agreement with the Bitcoin Custodian (the “Custody Agreement”), pursuant to which the Bitcoin Custodian will custody all of the Trust’s bitcoin, other than that which may be maintained in a trading account (the “Trading Balance”) with Coinbase, Inc. (“Coinbase,” which is an affiliate of the Bitcoin Custodian), in a segregated account from time to time (the “Vault Balance”). The Bitcoin Custodian will keep a substantial portion of the private keys associated with the Trust’s bitcoin in “cold storage” or similarly secure technology (the “Cold Vault Balance”), with any remainder of the Vault Balance held as part of a “hot storage” (the “Hot Vault Balance”). Additionally, a portion of the Trust’s bitcoin holdings from time to time may be held with Coinbase in the Trading Balance in connection with in-kind creations and redemptions of Creation Baskets and the sale of bitcoin to pay Trust expenses.

Custody of bitcoin typically involves the generation, storage and utilization of private keys. These private keys are used to effect transfer transactions (i.e., transfers of bitcoin from an address associated with the private key to another address). Cold storage is a safeguarding method with multiple layers of protections and protocols, by which the private key(s) corresponding to the Trust’s bitcoin is (are) generated and stored in an offline manner. Private keys are generated in offline computers that are not connected to the internet so that they are resistant to being hacked. Cold storage of private keys may involve keeping such keys on a non-networked computer or electronic device or storing the private keys on a storage device or printed medium and deleting the keys from all computers. While the Bitcoin Custodian will generally keep a substantial portion of the Trust’s bitcoin in cold storage on an ongoing basis, from time to time, portions of the Trust’s bitcoin will be held in the Trading Balance outside of cold storage temporarily as part of trade facilitation in connection with creations and redemptions of Creation Baskets or to sell bitcoin to pay Trust expenses. Please see “Cybersecurity Risks Related to Bitcoin,” “Risks Related to the Markets and Service Ecosystems for Bitcoin,” and “Risks Related to the Trust and the Shares” for a discussion of custody risks.

Under the terms of the Custody Agreement, the Sponsor maintains sole discretion in allocating bitcoin among the Hot Vault Balance and Cold Vault Balance. Bitcoin custodied by the Bitcoin Custodian is not commingled with assets of Bitcoin Custodian or its affiliates or with assets of other customers of Bitcoin Custodian. The Bitcoin Custodian has also agreed in the Custody Agreement that it will not, directly or indirectly, lend, pledge, hypothecate or rehypothecate any of the Trust’s bitcoin, and that the Trust’s bitcoin assets are not treated as general assets of the Bitcoin Custodian but are instead considered custodial assets that remain the Trust’s property.

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Additionally, the Bitcoin Custodian has agreed to provide the Trust or its authorized independent public accountant with confirmation of or access to information sufficient to confirm the bitcoin held by the Bitcoin Custodian for the Trust and that the Trust’s bitcoin is held in a separate, segregated account under the Trust’s name. Under the Custody Agreement, the Bitcoin Custodian is required to obtain and maintain, at its sole expense, commercially reasonable insurance coverage for the custody services it provides to the Trust. The Custody Agreement does not require that private key information with respect to the Trust’s bitcoin be kept in a particular physical location.

The Bitcoin Custodian may receive deposits of bitcoin but may not send bitcoin without use of the corresponding private keys. In order to send bitcoin when the private keys are kept in cold storage, unsigned transactions must be physically transferred to the offline cold storage facility and signed using a software/hardware utility with the corresponding offline keys. At that point, the Bitcoin Custodian can upload the fully signed transaction to an online network and transfer the bitcoin. Because the Bitcoin Custodian may need to retrieve private keys from offline storage prior to initiating transactions, the initiation or crediting of withdrawals or other transactions may be delayed. However, bitcoin held in the Hot Vault can generally be transferred immediately to the Trust’s Trading Balance.

~~The Trust’s Bitcoin Custodian will custody of all of the Trust’s bitcoin. Custody of bitcoin typically involves the generation, storage and utilization of private keys. These private keys are used to effect transfer transactions—i.e., transfers of bitcoin from an address associated with the private key to another address. While private keys must be used to send bitcoin, private keys do not need to be used or shared in order to receive a bitcoin transfer; every private key has an associated public key and an address derived from that public key that can be freely shared, to which counterparties can transfer bitcoin. The Bitcoin network has a public ledger, meaning that anybody with access to the address can see the balance of digital assets in that address.~~

~~The Bitcoin Custodian uses a multi-factor security system under which actions by multiple individuals working together are required to access the private keys necessary to transfer such digital assets and ensure the Trust’s exclusive ownership. The multi-factor security system generates private keys using a FIPS 140-2-certified random number generator to ensure the keys’ uniqueness. Before these keys are used, the Bitcoin Custodian validates that the public addresses associated with these keys have no associated digital asset balances. The software used for key generation and verification is tested by the Bitcoin Custodian and is reviewed by third-party advisors from the security community with specific expertise in computer security and applied cryptography. The private keys are stored in an encrypted manner using a FIPS 140-2-certified security module held in~~

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~~redundant secure, geographically dispersed locations with high levels of physical security, including robust physical barriers to entry, electronic surveillance and continuously roving patrols. The operational procedures of these facilities and of the Bitcoin Custodian are reviewed by third-party advisors with specific expertise in physical security. The devices that store the keys will never be connected to the internet or any other public or private distributed network—this is colloquially known as “cold storage.” Only specific individuals are authorized to participate in the custody process, and no individual acting alone will be able to access or use any of the private keys. In addition, no combination of the executive officers of the Sponsor or the investment professionals managing the Trust, acting alone or together, will be able to access or use any of the private keys that hold the Trust’s bitcoin.~~

The Bitcoin Custodian carefully considers the design of the physical, operational and cryptographic systems for secure storage of the Trust’s private keys in an effort to lower the risk of loss or theft. No such system is perfectly secure and loss or theft due to operational or other failure is always possible. See “Risk Factors—Risks Related to Bitcoin—Cybersecurity Risk Related to Bitcoin.”

[Redacted – Confidential Treatment Requested]

The Trust generally does not intend to hold cash or cash equivalents. However, the Trust may hold cash and cash equivalents on a temporary basis to pay ~~extraordinary~~ expenses. The Trust has entered into a cash custody agreement with ~~[ ]~~BNYM under which ~~[ ]~~BNYM acts as custodian of the Trust’s cash and cash equivalents.

[Redacted – Confidential Treatment Requested]

Also pursuant to the Custody Agreement, Coinbase, an affiliate of the Bitcoin Custodian, may provide prime broker services, including bitcoin trade execution, from time to time as requested by the Sponsor.

In addition, the following supplemental responses were provided by the Bitcoin Custodian:

[Redacted – Confidential Treatment Requested]

Creation and Redemption of Shares, page 54

11.	Staff Comment: Please revise to address the following with respect to the creation and redemption process:

•

Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and

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•

Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodian, including a discussion of whether and to what extent transactions between the Authorized Participants and the Custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.

Response: [Redacted – Confidential Treatment Requested]

Notwithstanding the above, the Sponsor acknowledges the existence of the risks that the Staff notes and confirms that Pre-Effective Amendment No. 2 will discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise. Pre-Effective Amendment No. 2 will contain disclosure of the following risks related to the creation/redemption process:

Authorized Participants’ purchase of bitcoin in connection with Creation Basket purchase orders may cause the price of bitcoin to increase, which will result in higher prices for the Shares. Increases in bitcoin prices may also occur as a result of bitcoin purchases by other market participants who attempt to benefit from an increase in the market price of bitcoin when Creation Baskets are created. The market price of bitcoin may therefore decline immediately after Creation Baskets are created.

Selling activity associated with sales of bitcoin by Authorized Participants in connection with redemption orders may decrease the bitcoin prices, which will result in lower prices for the Shares. Decreases in bitcoin prices may also occur as a result of selling activity by other market participants.

In addition to the effect that purchases and sales of bitcoin by Authorized Participants may have on the price of bitcoin, sales and purchases of bitcoin by similar investment vehicles (if developed) could impact the price of bitcoin. If the price of bitcoin declines, the trading price of the Shares will generally also decline.

The Trust has a limited number of financial institutions that may act as Authorized Participants and engage in creation or redemption transactions directly with the Trust, and none of those Authorized Participants is obligated to engage in creation and/or redemption transactions. In the event that one or more Authorized Participants or market makers that have substantial interests in the Trust’s Shares exit the business or are unable to proceed with participation in the purchase (creation) or sale (redemption) of the Trust’s Shares, and no other Authorized Participant is able to step forward to create or redeem Creation Baskets, this may result in a significantly diminished trading market for the Shares, and the Shares may be more likely to trade at a premium or discount to the Trust’s NAV and to face trading halts and/or delisting.

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Authorized Participants and market makers will generally want to hedge their exposure in connection with Creation Basket creation and redemption orders. To the extent Authorized Participants and market makers are unable to hedge their exposure due to market conditions (e.g., insufficient bitcoin liquidity in the market, inability to locate an appropriate hedge counterparty, etc.), such conditions may make it difficult to create or redeem Creation Baskets or cause them to not create or redeem Creation Baskets. In addition, the hedging mechanisms employed by Authorized Participants and market makers to hedge their exposure to bitcoin may not function as intended, which may make it more difficult for them to enter into such transactions. Such events could negatively impact the market price of the Trust and the spread at which the Trust trades on the open market.

Bitcoin is extremely volatile, and concerns exist about the stability and reliability of many trading venues where bitcoin trade. In a highly volatile market, or if one or more trading venues supporting the bitcoin market face an issue, it could be extremely challenging for any Authorized Participants to provide continuous liquidity in the Shares. There can be no guarantee that the Sponsor will be able to find an Authorized Participant to actively and continuously support the Trust.

The trading for spot bitcoin occurs on multiple domestic and foreign trading venues that have various levels and types of regulation, but are not regulated in the same manner as traditional stock and bond exchanges. If these trading venues do not operate smoothly or face technical, security or regulatory issues, that could impact the ability of Authorized Participants to make markets in the Shares. In such an event, to the extent that NAV reflects the then-current value of bitcoin trading in the Shares could occur at a material premium or discount to the NAV. In addition, trading on these trading venues may be halted or disrupted due to regulatory actions, operational problems at the trading venues or third parties, cybersecurity incidents or acts of fraud or misconduct, among others. In the event a trading venue experiences such a disruption, the Trust may be impacted and the value of the Shares may decline. Further, the price and availability of bitcoin on these trading venues may differ, and if the Trust transacts at one trading venue at a time where the price and/or availability of bitcoin is materially worse than that of another trading venue, the value of Shares may be impacted. Operational problems or failures by bitcoin trading venues and fluctuations in bitcoin prices may reduce confidence in these venues or in bitcoin generally, which could adversely affect the price of bitcoin and therefore adversely affect an investment in the Shares.

Only Authorized Participants may create or redeem Creation Baskets with the Trust. All other Shareholders that desire to purchase or sell Shares must do so only through the Exchange or in other markets, if any, in which the Shares may be traded, or through Authorized Participants. Secondary market trades may occur at a premium or discount to the NAV.

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The Trust may, in its discretion, suspend the right of creation or redemption or may postpone the purchase or redemption settlement date, for (1) any period during which an emergency exists as a result of which the fulfillment of a purchase order or the redemption distribution is not reasonably practicable, or (2) such other period as the Sponsor determines to be necessary for the protection of the Trust or its Shareholders. In addition, the Trust may reject a redemption order if the order is not in proper form or if the fulfillment of the order might be unlawful. Any such postponement, suspension or rejection could adversely affect a redeeming Authorized Participant. Suspension of creation privileges may adversely impact how the Shares are traded and arbitraged on the secondary market, which could cause them to trade at levels materially different (premiums and discounts) from the fair value of their underlying holdings.

The Trust’s Shares are listed for trading on the Exchange under a ticker symbol to be announced prior to commencement of trading. Trading in Shares may be halted due to market conditions or, in light of the Exchange rules and procedures, for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading is subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified market decline. Additionally, there can be no assurance that the requirements necessary to maintain the listing of the Trust’s Shares will continue to be met or will remain unchanged.

Although Shares of the Trust are expected to be publicly listed and traded on an exchange, there can be no guarantee that an active trading market for the Trust will develop or be maintained. If Shareholders need to sell their Shares at a time when no active market for them exists, the price Shareholders receive for their Shares, assuming that Shareholders are able to sell them, will likely be lower than the price that Shareholders would receive if an active market did exist and, accordingly, a Shareholder may suffer losses. …

Extreme volatility in the future, including further declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. …

An actual or perceived breach of the Trust’s account with the Bitcoin Custodian could harm the Trust’s operations, result in partial or total loss of the Trust’s assets, damage the Trust’s reputation and negatively affect the market perception of the effectiveness of the Trust, all of which could in turn reduce demand for the Shares, resulting in a reduction in the price of the Shares. …

The Trust could experience unanticipated problems or issues with respect to the mechanics of the Trust’s operations and the trading of the Shares, in

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particular due to the fact that the mechanisms and procedures governing the creation and offering of the Shares and storage of bitcoin have been developed specifically for this product. The Trust could experience difficulties in the processes of creation and redemption of the Shares, which could cause problems with arbitrage transactions intended to keep the price of the Shares closely linked to the price of bitcoin. …

An Authorized Participant may be able to create or redeem a Creation Basket at a discount or a premium to the public trading price per Share, although all such creations or redemptions must take place in kind, and the Trust’s operations will therefore not be directly impacted by any discount or premium in the market price of its Shares.

With respect to the mechanics of the Trust’s creation and redemption process, Pre-Effective Amendment No. 2 will contain the following disclosure:

The Trust will process all creations and redemptions of Shares in transactions with financial firms that are authorized to do so (known as “Authorized Participants”). When the Trust issues or redeems its Shares, it will do so only in “in-kind” transactions in blocks of 5,000 Shares (a “Creation Basket”) based on the quantity of bitcoin attributable to each Share of the Trust (net of accrued but unpaid Sponsor fees and any accrued but unpaid expenses or liabilities). Because the creation and redemption of Creation Baskets will be effected in in-kind transactions based on the quantity of bitcoin attributable to each Share, the quantity of Creation Baskets so created or redeemed will generally not be affected by fluctuations in the value of bitcoin. When purchasing Creation Baskets, Authorized Participants or their agents will deliver bitcoin to the Trust’s account with the Bitcoin Custodian in exchange for Creation Baskets. When redeeming Creation Baskets, Authorized Participants or their agents will receive bitcoin from the Trust through the Bitcoin Custodian. Barring a liquidation or extraordinary circumstances described herein, the Trust does not intend to purchase or sell bitcoin directly, except that the Trust expects to sell bitcoin to pay certain expenses. In this capacity, the Sponsor has entered into an agreement with Galaxy Digital Funds LLC (the “Execution Agent”) to serve as Execution Agent and facilitate the sale of bitcoin by the Trust. Authorized Participants are expected to sell Shares to the public at prices that reflect, among other factors, the value of the Trust’s assets, supply and demand for the Shares and market conditions at the time of a transaction.

To support the ability of Authorized Participants to provide liquidity at prices that reflect the value of the Trust’s assets and to facilitate orderly transactions in the Shares, the Trust will ordinarily process redemptions of Creation Baskets on the next day when the Exchange is open for regular trading (a “Business Day”) following receipt of a redemption request by an Authorized Participant. Creation Baskets are expected to be created when

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there is sufficient demand for Shares, including when the market price per Share is at a premium to the net asset value per Share (“NAV”). Similarly, Creation Baskets are expected to be redeemed when the market price per Share is at a discount to the NAV. Investors (other than Authorized participants) seeking to purchase or sell Shares on any day are expected to transact in the secondary market, on the Exchange or other national securities exchanges, at the market price per Share, rather than through the creation or redemption of Creation Baskets. Creation Baskets are only made in exchange for delivery to the Trust or the distribution by the Trust of the amount of bitcoin represented by the Shares being created or redeemed, the amount of which is based on the quantity of bitcoin attributable to each Share of the Trust (net of accrued but unpaid Sponsor fees and any accrued but unpaid expenses or liabilities) being created or redeemed determined as of 4:00 p.m. ET on the day the order to create or redeem Creation Baskets is properly received.

Authorized Participants are the only persons that may place orders to create and redeem Creation Baskets. The Authorized Participant Agreement provides the procedures for the creation and redemption of Shares and for the delivery of the bitcoin required for such creation and redemptions. Authorized Participants may pay the Transfer Agent a transaction fee for each order they place to create or redeem Shares. Authorized Participants who make deposits of bitcoin with the Trust in exchange for Shares receive no fees, commissions or other form of compensation or inducement of any kind from either the Trust or the Sponsor, and no such person will have any obligation or responsibility to the Sponsor or the Trust to effect any sale or resale of Shares. Certain Authorized Participants may be capable of participating directly in the spot bitcoin markets. Some Authorized Participants or their affiliates may from time to time buy or sell bitcoin and may profit in these instances. Each Authorized Participant has its own set of rules and procedures, internal controls and information barriers as it determines is appropriate in light of its own regulatory regime.

Authorized Participants will place orders through the Transfer Agent. The Transfer Agent will coordinate with the Trust’s Bitcoin Custodian in order to facilitate settlement of the Shares and bitcoin as described in more detail in the “—Creation Procedures” and “—Redemption Procedures” below.

Creation Procedures

On any Business Day, an Authorized Participant may place an order with the Transfer Agent to create one or more Creation Baskets. Purchase orders must be placed by [4:00 p.m. ET] or the close of regular trading on the Exchange, whichever is earlier. The day on which a valid order is received by the Transfer Agent is considered the purchase order date. By placing a purchase order, an Authorized Participant agrees to facilitate the deposit of bitcoin with the Bitcoin Custodian on behalf of the Trust. If required by the

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Sponsor and the Trust, prior to the delivery of Creation Baskets for a purchase order, the Authorized Participant must also have wired to the Transfer Agent the nonrefundable transaction fee due for the purchase order. Authorized Participants may not withdraw a purchase order. If an Authorized Participant fails to consummate the foregoing, the order will be cancelled.

The total deposit of bitcoin required to create each Creation Basket is an amount of bitcoin that is in the same proportion to the total assets of the Trust (net of accrued but unpaid Sponsor fees and any accrued but unpaid expenses or liabilities) on the date the purchase order is properly received as the number of Shares to be created under the purchase order is to the total number of Shares outstanding on the date the order is received.

Following an Authorized Participant’s purchase order, the Trust’s bitcoin account with the Bitcoin Custodian (the “Bitcoin Account”) must be credited with the required bitcoin by the end of the next Business Day following the purchase order date. Upon receipt of the bitcoin deposit amount in the Trust’s Bitcoin Account, the Bitcoin Custodian will notify the Transfer Agent, the Authorized Participant and the Sponsor that the bitcoin has been deposited. The Transfer Agent will then direct DTC to credit the number of Shares created to the Authorized Participant’s DTC account. The quantity of bitcoin required to create each Creation Basket (“Creation Basket Deposit”) changes from day to day. On each day that the Exchange is open for regular trading, the Administrator adjusts the quantity of bitcoin constituting the Creation Basket Deposit as appropriate to reflect accrued expenses. The computation is made by the Administrator as promptly as practicable after 4:00 p.m. ET. The Administrator determines the Creation Basket Deposit for a given day by dividing (a) the amount of bitcoin held by the Trust as of the opening of business on that Business Day, adjusted for (i) the amount of bitcoin constituting accrued but unpaid Sponsor Fees as of the opening of business on that Business Day, and (ii) an amount of bitcoin with a value as of 4:00 p.m. ET equal to any accrued but unpaid expenses or liabilities of the Trust payable in cash as of the opening of business on that Business Day, by (b) the quotient of the number of Shares outstanding at the opening of business divided by 5,000. Fractions of a bitcoin smaller than .00000001 (known as a “satoshi”) are disregarded for purposes of the computation of the Creation Basket Deposit. Each Business Day, the Sponsor will communicate the final Creation Basket Deposit for that same Business Day and an estimated Creation Basket Deposit for the next Business Day. The Creation Basket Deposit so determined is communicated daily via electronic mail message to all Authorized Participants.

An Authorized Participant who places a purchase order must follow the procedures outlined in the “—Creation Procedures” section of the Trust’s registration statement. Upon receipt of the Creation Basket Deposit, the

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Bitcoin Custodian will notify the Transfer Agent that the bitcoin has been received, and the Transfer Agent will direct DTC to credit the number of Creation Baskets ordered to an Authorized Participant’s DTC account on the next Business Day following the purchase order date. The expense and risk of delivery and ownership of bitcoin until such bitcoin has been received by the Bitcoin Custodian on behalf of the Trust, including transaction fees from the Bitcoin network’s blockchain, will be borne solely by the Authorized Participant. If bitcoin is to be delivered other than as described above, the Sponsor is authorized to establish such procedures and to appoint such custodians and establish such custody accounts as the Sponsor determines to be desirable, or to reject such purchase order or Creation Basket Deposit.

The Sponsor or its designee has the absolute right, but does not have any obligation, to reject any purchase order or Creation Basket Deposit if the Sponsor determines that: (i) the purchase order or Creation Basket Deposit is not in proper form as described in the Authorized Participant Agreement; (ii) the acceptance of the purchase order or Creation Basket Deposit would not be in the best interest of the Trust; (iii) the acceptance of the purchase order or the Creation Basket Deposit would have adverse tax consequences to the Trust or its Shareholders; (iv) the acceptance of the Creation Basket Deposit presents a security or regulatory risk to the Trust, the Sponsor, the Transfer Agent or the Bitcoin Custodian; (v) the acceptance or receipt of the purchase order or Creation Basket Deposit would, in the opinion of counsel to the Sponsor, be unlawful; or (vi) circumstances outside the control of the Trust, the Sponsor or the Bitcoin Custodian make it impractical or not feasible to process Creations Baskets.

Redemption Procedures

The procedures by which an Authorized Participant can redeem one or more Creation Baskets mirror the procedures for the creation of Creation Baskets. On any Business Day, an Authorized Participant may place an order with the Transfer Agent to redeem one or more Creation Baskets. Redemption orders must be placed by [4:00 p.m. ET] or the close of regular trading on the Exchange, whichever is earlier. A redemption order will be effective on the date it is received by the Transfer Agent (“Redemption Order Date”).

The redemption distribution from the Trust consists of a transfer of bitcoin to the redeeming Authorized Participant corresponding to the number of Shares being redeemed. The redemption distribution due from the Trust will be delivered once the Transfer Agent notifies the Bitcoin Custodian and the Sponsor that the Authorized Participant has delivered the Shares represented by the Creation Baskets to be redeemed to the Transfer Agent’s DTC account. If the Transfer Agent’s DTC account has not been credited with all of the Shares of the Creation Baskets to be redeemed, the redemption distribution will be delayed until such time as the Transfer

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Agent confirms receipt of all such Shares. Once the Transfer Agent notifies the Bitcoin Custodian and the Sponsor that the Shares have been received in the Transfer Agent’s DTC account, the Sponsor will instruct the Bitcoin Custodian to transfer the redemption distribution from the Trust’s Bitcoin Account to the Authorized Participant. The redemption distribution from the Trust will consist of a transfer to the redeeming Authorized Participant of an amount of bitcoin that is determined in the same manner as the determination of Creation Basket Deposits discussed above. The redemption distribution due from the Trust will be delivered to the Authorized Participant on the first Business Day following the Redemption Order Date if, by 9:00 a.m. ET on such Business Day, the Transfer Agent’s DTC account has been credited with the Creation Baskets to be redeemed. If the Transfer Agent’s DTC account has not been credited with all of the Creation Baskets to be redeemed by such time, the redemption distribution will also be delayed. The expense and risk of delivery and ownership of bitcoin in redemption distributions, including transaction fees from the Bitcoin network’s blockchain, will be borne solely by the Authorized Participant.

The Sponsor may, in its discretion, suspend the right of redemption, or postpone the redemption settlement date, (1) for any period during which the Exchange is closed other than customary weekend or holiday closings, or trading on the Exchange is suspended or restricted, (2) for any period during which an emergency exists as a result of which delivery, disposal or evaluation of bitcoin is not reasonably practicable, or (3) for such other period as the Sponsor determines to be necessary for the protection of the Trust or its Shareholders. For example, the Sponsor may determine that it is necessary to suspend redemptions to allow for the orderly liquidation of the Trust’s assets.

Redemption orders must be made in whole Creation Baskets. The Sponsor or its designee has the absolute right, but does not have any obligation, to reject any redemption order if the Sponsor determines that: (i) the redemption order is not in proper form as described in the Authorized Participant Agreement; (ii) the acceptance of the redemption order would not be in the best interest of the Trust; (iii) the acceptance of the redemption order would have adverse tax consequences to the Trust or its Shareholders; (iv) the acceptance of the redemption order presents a security risk to the Trust, the Sponsor, the Transfer Agent or the Bitcoin Custodian; (v) the acceptance of the redemption order would, in the opinion of counsel to the Sponsor, be unlawful; or (vi) circumstances outside the control of the Trust, the Sponsor, or the Bitcoin Custodian make it impractical or not feasible for the Shares to be delivered under the redemption order.

To compensate the Transfer Agent for expenses incurred in connection with the creation and redemption of Creation Baskets, an Authorized Participant may be required to pay a transaction fee to the Transfer Agent to create or

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redeem Creation Baskets, which is not expected to vary in accordance with the number of Creation Baskets in such order. The transaction fee may be reduced, increased or otherwise changed by the Sponsor and the Trust.

Authorized Participants are the only persons that may place orders to create and redeem Creation Baskets. An Authorized Participant is under no obligation to create or redeem Creation Baskets, and an Authorized Participant is under no obligation to offer to the public any Shares it does create. Authorized Participants that do offer to the public Shares from the Creation Baskets they create will do so at per-Share offering prices that reflect, among other factors, the value of the Trust’s assets, supply of and demand for Shares and market conditions at the time of a transaction. Creation Baskets are generally redeemed when the market price per Share is at a discount to the NAV. Shares initially constituting the same Creation Basket but offered by Authorized Participants to the public at different times may have different offering prices. An order for one or more Creation Baskets may be placed by an Authorized Participant on behalf of multiple clients. Authorized Participants who make deposits with the Trust in exchange for Creation Baskets receive no fees, commissions or other forms of compensation or inducement of any kind from either the Trust or the Sponsor, and no such person has any obligation or responsibility to the Sponsor to effect any sale or resale of Shares. Shares trade in the secondary market on the Exchange.

Shares are expected to trade in the secondary market on the Exchange. Shares may trade in the secondary market at prices that are lower or higher relative to their NAV. The amount of the discount or premium in the trading price relative to the NAV may be influenced by various factors, including the value of the Trust’s assets, supply and demand for the Shares and market conditions at the time of a transaction.

[Redacted – Confidential Treatment Requested]

12.	Staff Comment: Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

Response: The Trust believes that the initial size of the Creation Basket – 5,000 Shares – is appropriate for the bitcoin asset class and should have minimal impact on the arbitrage mechanism. Because the Trust’s portfolio will be comprised of a single holding (bitcoin), the Trust is able to employ a relatively smaller Creation Basket. The Trust believes that a relatively smaller Creation Basket provides certain benefits such as facilitating more efficient trading and possibly tightening spreads.

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The value of a Creation Basket is approximately $138,000 based on the price of bitcoin as of 4:00 pm ET on October 2, 2023. This is broadly consistent with the cost of creation unit aggregations of shares for numerous exchange-traded products. As provided in the Trust’s registration statement and as authorized by the Trust’s Amended and Restated Declaration of Trust, the Sponsor may adjust the size of the Creation Basket in its discretion. In addition, the Trust’s Amended and Restated Declaration of Trust permits the Sponsor to institute stock splits in appropriate circumstances. The Trust anticipates that if the size of the Creation Basket is adversely impacting the arbitrage mechanism for the Shares, the Sponsor will adjust the size of the Creation Basket accordingly. Similarly, if the value of the Shares increases or decreases such that the value of a Creation Basket is adversely impacting the arbitrage mechanism for Shares, the Sponsor has the ability to institute a stock split (or reverse stock split) in its discretion.

Experts, page 67

13.	Staff Comment: Please revise to include this information in your next amendment, or tell us when you intend to do so.

Response: The Trust expects that Pre-Effective Amendment No. 3 will include the requested information.

Financial Statements

14.

Staff Comment: We note your disclosure that your audited financial statements will be provided by amendment. Please confirm you will file these audited financial statements in a pre-effective amendment as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

Response: The Trust confirms that it will file audited financial statements as soon as they are available. The Trust understands that the staff will need sufficient time to review the statements and may have additional comments at that time.

*   *   *

Should members of the Staff have any questions or comments, please contact the undersigned at (312) 845-1212 or paulita.pike@ropesgray.com.

Very truly yours,

/s/ Paulita Pike

Paulita Pike

Confidential Treatment Requested by Invesco Galaxy Bitcoin ETF

cc:	Will McAllister, Invesco Capital Management LLC
Michael Murphy, Invesco Capital Management LLC
Brian D. McCabe, Ropes & Gray LLP
Edward Baer, Ropes & Gray LLP